UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

York Capital Management Global Advisors LLC
767 Fifth Avenue, 17th Floor
New York, New York 10153
Telephone: (212) 300-1300

with copies to:
Jackie Cohen
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Telephone: 212-310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

August 9, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K105

1.	NAME OF REPORTING PERSON.
York Capital Management Global Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3.	SEC USE ONLY.

4.	SOURCE OF FUNDS.
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER. (see Item 5)
0

	8.	SHARED VOTING POWER. (see Item 5)
59,379,981

	9.	SOLE DISPOSITIVE POWER. (see Item 5)
0

	10.	SHARED DISPOSITIVE POWER. (see Item 5)
59,379,981

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. (see Item 5)
59,379,981

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
54.35%

14.	TYPE OF REPORTING PERSON.
OO

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended and restated (as amended, the “Statement”), and is filed by the Reporting Person with respect to the common stock, $0.0001 par value per share (“Shares”) of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

(a) This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or the “Reporting Person”).

This Statement is being filed by YGA with respect to:

•
9,521,033 Shares beneficially owned directly by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), comprised of 9,240,976 Shares and 280,057 Shares issuable upon (i) the conversion of 1,885 shares of the Issuer’s Series A Convertible Preferred Stock (“Preferred Shares”), pursuant to the Certificate of Designations, dated August 9, 2018 (the “Certificate of Designations”), and (ii) the exercise of 28,724 warrants, pursuant to the Warrant Agreement (the “Warrants”), by and between the Issuer and YGA, dated August 9, 2018 (the “Warrant Agreement”);

•	8,161,422 Shares beneficially owned directly by York Select Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Strategy”);
•
12,108,052 Shares beneficially owned directly by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”), comprised of 11,751,924 Shares and 356,128 Shares issuable upon (i) conversion of 2,397 Preferred Shares pursuant to the Certificate of Designations and (ii) the exercise of 36,528 Warrants pursuant to the Warrant Agreement;

•
13,011,200 Shares beneficially owned directly by York Credit Opportunities Investments Master Fund, L.P., a Cayman limited partnership (“York Credit Opportunities Master”), comprised of 12,628,348 Shares and 382,852 Shares issuable upon (i) conversion of 2,577 Preferred Shares pursuant to the Certificate of Designations and (ii) the exercise of 39,252 Warrants pursuant to the Warrant Agreement;

•
2,599,231 Shares beneficially owned directly by York European Distressed Credit Fund II, L.P., a Delaware limited partnership (“York European Fund”), comprised of 2,522,723 Shares and 76,508 Shares issuable upon (i) conversion of 515 Preferred Shares pursuant to the Certificate of Designations and (ii) the exercise of 7,841 Warrants pursuant to the Warrant Agreement; and

•
13,979,043 Shares beneficially owned directly by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy” and together with York Capital, York Select Strategy, York Credit Opportunities, York Credit Opportunities Master and York European Fund, the “York Funds”), comprised of 13,567,803 Shares and 411,240 Shares issuable upon (i) conversion of 2,768 Preferred Shares pursuant to the Certificate of Designations and (ii) the exercise of 42,173 Warrants pursuant to the Warrant Agreement.

The foregoing Share ownership amounts are as of August 9, 2018, and reflect the receipt of the Preferred Shares (including an Origination Fee), Warrants, Incremental Backstop Fee and Drawdown Fee as described in Item 4 of this Amendment No. 4.

YGA, the sole managing member of the general partner of each of York Capital, York Select Strategy, York Credit Opportunities, York Credit Opportunities Master, York European Fund and York Multi-Strategy, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares beneficially owned directly by the York Funds.

James G. Dinan is the chairman and a senior manager of YGA.  Matthew Bonanno is a Partner and Co-Head of North American Credit at YGA.  David Magid is a Research Analyst at YGA. William Vrattos is a Partner and Co-Chief Investment Officer at YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of each of York Capital and York Multi-Strategy. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select Strategy. YGA is the sole managing member of York Select Domestic Holdings.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Credit Opportunities Domestic”), is the general partner of York Credit Opportunities and York Credit Opportunities Master.  YGA is the sole managing member of York Credit Opportunities Domestic.

York European Distressed Credit Holdings II, LLC, a New York limited liability company (“York European Holdings”), is the general partner of York European Fund. YGA is the sole managing member of York European Holdings.

The name of each director and each executive officer of YGA is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

On August 9, 2018, the Reporting Person paid to the Issuer an aggregate purchase price of $9,942,765 for the acquisition of the Preferred Shares and the associated Warrants listed in Item 5(a)(i) of this Amendment No. 4.

The source of the funds used by the Reporting Person for the acquisition of the Preferred Shares and associated Warrants, pursuant to the Series A Convertible Preferred Stock Purchase Agreement, dated August 3, 2018, by and between YGA and the Issuer (the “Purchase Agreement”) and the Warrant Agreement and in connection with the Backstop Agreement, dated April 11, 2018, as amended on August 3, 2018, by and between YGA and the Issuer (the “Backstop Agreement”), listed in Item 5(a)(i) was the respective working capital of the following advisory clients of the Reporting Person: (i) approximately $1,848,271 of working capital of York Capital; (ii) approximately $2,350,482 of working capital of York Credit Opportunities; (iii) approximately $2,525,774 of working capital of York Credit Opportunities Master; (iv) approximately $504,566 of working capital of York European Fund; and (v) approximately $2,713,673 of working capital of York Multi-Strategy. Working capital in each of these cases was provided by capital contributions of partners, unitholders or shareholders, as the case may be, and internally generated funds.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

The responses to Item 3 of this Amendment No. 4 are incorporated herein by reference.

Preferred Shares and Warrants

On August 9, 2018, pursuant to the Purchase Agreement, and in accordance with the Backstop Agreement as amended by the Backstop Amendment (as defined below), certain designated York Funds (“York Preferred Participants”) received, in the aggregate, (i) 10,142 Preferred shares, including 199 Preferred Shares as an origination fee (the “Origination Fee”), with the rights and obligations as set forth the Certificate of Designations and (ii) 154,518 associated Warrants, with rights and obligations as set forth in the Warrant Agreement.  Pursuant to the Purchase Agreement, the Preferred Shares and Warrants may not be transferred except to (i) affiliates or (ii) third parties upon the consent of the Issuer, which consent will not be unreasonably withheld or delayed.

The Issuer has the option to convert all, but not less than all, of the Preferred Shares into Shares at a conversion price of $7.50 per share, subject to adjustments as specified in the Certificate of Designations, on any date on which the volume weighted average trading price of Shares for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per share, subject to adjustments and certain terms and conditions.  In addition, the Issuer must convert all of the Preferred Shares into Shares at a conversion price of $7.50, subject to adjustments, on the earlier of (i) 10 Business Days following a FID Event (as defined in the Certificate of Designations) and (ii) August 9, 2028, in each case, subject to adjustments as specified in the Certificate of Designations.

Pursuant to the Certificate of Designations, each holder of outstanding Preferred Shares is entitled to vote with the holders of outstanding Shares, voting together as a single class, with respect to any and all matters presented to the stockholders of the Issuer for their action or consideration (whether at a meeting of stockholders of the Issuer, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law.  In any such vote, each outstanding Preferred Shares is entitled to a number of votes equal to the amount of whole Shares into which the Preferred Shares in the aggregate is convertible as if such share of Preferred Shares was converted at “market value” on the date the Preferred Share was issued as of the record date for the meeting of stockholders or such vote or written consent. In addition, the Issuer will pay dividends on the Preferred Shares and such dividends will be cumulative and accrue at a rate of 12% per annum on their then existing Series A Liquidation Preference (as defined in the Certificate of Designations) and will be payable in cash or in-kind quarterly, at the Issuer’s option and subject to the terms and conditions set forth in the Certificate of Designations.  The Preferred Shares will also participate, on an as-converted basis, in any dividends paid to the holders of Shares.

Pursuant to the Warrant Agreement, the Warrants issued to the York Preferred Participants represent the right to acquire a number of Shares, determined by a formula specified in the Warrant Agreement, on the exercise date, at an exercise price of $0.01 per share, subject to adjustments.  The Warrants may be exercised by the holder only on August 9, 2021.  The Issuer can force a mandatory exercise of the Warrants prior to such date if the volume weighted average trading price of Shares for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per share, subject to adjustments as specified in the Warrant Agreement.  The Warrants owned by the York Preferred Participants represented, on August 9, 2018, the right to acquire an aggregate of approximately 154,518 Shares.

Fees in Shares

In addition, in connection with the Purchase Agreement and pursuant to the Backstop Agreement as amended by the Backstop Amendment, the York Preferred Participants also acquired, in the aggregate, 72,429 Shares as an incremental backstop fee based on a closing date that was more than 90 days after the signing of the Backstop Agreement (the “Incremental Backstop Fee”) and 56,908 Shares as a drawdown fee (the “Drawdown Fee”).

Registration Rights Agreement

On August 9, 2018, the Issuer and the Reporting Person also entered into a registration rights agreement, which provides for demand and piggy-back registration rights covering the Shares underlying the Preferred Shares and the Warrants.

Amendment to Backstop Agreement

On August 3, 2018, the Company and the Reporting Person entered into an Amendment No. 1 to Backstop Commitment Agreement, dated August 3, 2018, with the Issuer, which, among other things, amended the Backstop Agreement to reflect an increase in the targeted aggregate proceeds to the Issuer from the convertible preferred offering from $35 million to $50 million.

The foregoing descriptions are summaries and are qualified in their entirety by reference to the Backstop Agreement, Backstop Amendment, Certificate of Designations, Warrant Agreement, Purchase Agreement and Registration Rights Agreement, which are attached to the Statement as Exhibits 10.14, 10.15, 10.16, 10.17 and 10.18, respectively, and are incorporated herein by such reference.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The beneficial ownership information that follows is as of August 9, 2018, following the closing of the transactions described in Item 4 of this Amendment No. 4 (the “Closing”) and assuming as if the Preferred Shares and Warrants beneficially owned by the Reporting Person were convertible or exercisable, as the case may be, on the date of the Closing.

(a)           (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 59,379,981 Shares in the aggregate, comprised of 57,873,196 Shares and 1,506,785 Shares issuable upon (i) the conversion of 10,142 Preferred Shares and (ii) the exercise of 154,518 Warrants, which represents approximately 54.35% of the outstanding Shares (based on (i) 109,259,925 outstanding Shares as of the Closing (according to information supplied to the Reporting Person by the Issuer), plus (ii) 1,506,785 Shares representing the aggregate number of Shares issuable in upon the conversion of Preferred Shares and exercise of Warrants (beneficially owned by YGA)).

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,521,033 Shares, comprised of 9,240,976 Shares and 280,057 Shares issuable upon (i) the conversion of 1,885 Preferred Shares and (ii) the exercise of 28,724 Warrants. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

(iii) York Select Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Select Strategy.

(iv) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 12,108,052 Shares, comprised of 11,751,924 Shares and 356,128 Shares issuable upon (i) conversion of 2,397 Preferred Shares and (ii) the exercise of 36,528 Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities.

(v) York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 13,011,200 Shares, comprised of 12,628,348 Shares and 382,852 Shares issuable upon (i) conversion of 2,577 Preferred Shares and (ii) the exercise of 39,252 Warrants.  As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities Master.

(vi) York European Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,599,231 Shares, comprised of 2,522,723 Shares and 76,508 Shares issuable upon (i) conversion of 515 Preferred Shares and (ii) the exercise of 7,841 Warrants. As the general partner of York European Fund, York European Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York European Fund.

(vii) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 13,979,043 Shares, comprised of 13,567,803 Shares and 411,240 Shares issuable upon (i) conversion of 2,768 Preferred Shares and (ii) the exercise of 42,173 Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Multi-Strategy.

(viii) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to this Statement. The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

On account of certain agreements between the Reporting Person and Kathleen Eisbrenner, such persons may be deemed a group (the “Group”) for the purposes of Section 13(d)(3) of the Exchange Act. As of the date hereof, YGA and the CEO collectively beneficially own 66,429,492 Shares, which represents approximately 59.97% (based on (i) 109,259,925 outstanding Shares as of the Closing (according to information supplied to the Reporting Person by the Issuer), plus (ii) 1,506,785 Shares representing the aggregate number of Shares issuable in upon the conversion of Preferred Shares and exercise of Warrants (beneficially owned by YGA).  Information regarding the CEO, including her ownership of Shares, can be found in the Schedule 13D filed by such person with the SEC on March 3, 2018, and as may be amended from time to time. The Reporting Person assumes no responsibility for the information contained in such Schedule 13D filed by the CEO. The Reporting Person expressly disclaims beneficial ownership of any Shares owned by any other member of the Group.

(b)           (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 59,379,981 Shares in the aggregate, comprised of 57,873,196 Shares and 1,506,785 Shares issuable upon (i) the conversion of 10,142 Preferred Shares and (ii) the exercise of 154,518 Warrants, which represents approximately 54.35% of the outstanding Shares (based on (i) 109,259,925 outstanding Shares as of the Closing (according to information supplied to the Reporting Person by the Issuer), plus (ii) 1,506,785 Shares representing the aggregate number of Shares issuable in upon the conversion of Preferred Shares and exercise of Warrants (beneficially owned by YGA)).

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 9,521,033 Shares, comprised of 9,240,976 Shares and 280,057 Shares issuable upon (i) the conversion of 1,885 Preferred Shares and (ii) the exercise of 28,724 Warrants. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 9,521,033 Shares.

(iii) York Select Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,161,422 Shares.

(iv) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,108,052 Shares, comprised of 11,751,924 Shares and 356,128 Shares issuable upon (i) conversion of 2,397 Preferred Shares and (ii) the exercise of 36,528 Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,108,052 Shares.

(v) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,011,200 Shares, comprised of 12,628,348 Shares and 382,852 Shares issuable upon (i) conversion of 2,577 Preferred Shares and (ii) the exercise of 39,252 Warrants. As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,011,200 Shares.

(vi) York European Fund may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 2,599,231 Shares, comprised of 2,522,723 Shares and 76,508 Shares issuable upon (i) conversion of 515 Preferred Shares and (ii) the exercise of 7,841 Warrants. As the general partner of York European Fund, York European Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,599,231 Shares.

(vii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,979,043 Shares, comprised of 13,567,803 Shares and 411,240 Shares issuable upon (i) conversion of 2,768 Preferred Shares and (ii) the exercise of 42,173 Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,612,744 Shares.

(viii) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares.

(c)  Except as disclosed in Item 4 of this Statement, neither the Reporting Person or, to its knowledge, any of its respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in Shares during the 60 calendar days preceding the date of this Amendment No. 4.

(d)  The responses of the Reporting Person to Item 2 and Item 5(a) and (b) of this Statement are incorporated herein by reference.  Under certain circumstances, partners of the York Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by such York Fund. The Reporting Person disclaims beneficial ownership of all Shares reported in this statement pursuant to Rule 13d-4 under the Exchange Act. Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 and Item 5 are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following exhibits:

10.14  – Backstop Agreement, dated April 11, 2018, between Issuer and Reporting Person.

10.15 – Amendment No. 1 to the Backstop Agreement, dated August 3, 2018, between Issuer and Reporting Person.

10.16 – Certificate of Designations of Series A Convertible Preferred Stock, dated as of August 9, 2018.

10.17 – Warrant Agreement for the York Funds, dated as of August 9, 2018.

10.18 – Series A Convertible Preferred Stock Purchase Agreement, dated as of August 3, 2018, entered into by and between NextDecade Corporation and York Capital Management Global Advisors, LLC, severally on behalf of certain funds or accounts managed by it or its affiliates.

10.19 – Registration Rights Agreement, dated as of August 9, 2018, entered into by and between NextDecade Corporation and York Capital Management Global Advisors, LLC, severally on behalf of certain funds or accounts managed by it or its affiliates.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2018

York Capital Management Global Advisors, LLC

	By:	/s/ Richard P. Swanson
Name:	Richard P. Swanson
Title:	General Counsel